UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 May 2022)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (03 May 2022)	Announcement Transaction in Own Shares (03 May 2022)
Announcement Transaction in Own Shares (04 May 2022)	Announcement Transaction in Own Shares (05 May 2022)
Announcement Transaction in Own Shares (06 May 2022)	Announcement Transaction in Own Shares (09 May 2022)
Announcement Director/PDMR Shareholding (10 May 2022)	Announcement Director/PDMR Shareholding (10 May 2022)
Announcement Transaction in Own Shares (10 May 2022)	Announcement Transaction in Own Shares (11 May 2022)
Announcement Transaction in Own Shares (12 May 2022)	Announcement Transaction in Own Shares (13 May 2022)
Announcement Transaction in Own Shares (17 May 2022)	Announcement Transaction in Own Shares (18 May 2022)
Announcement Transaction in Own Shares (19 May 2022)	Announcement Transaction in Own Shares (20 May 2022)
Announcement Transaction in Own Shares (23 May 2022)	Announcement Transaction in Own Shares (24 May 2022)
Announcement Transaction in Own Shares (25 May 2022)	Announcement Transaction in Own Shares (26 May 2022)
Announcement Transaction in Own Shares (27 May 2022) Announcement Transaction in Own Shares (31 May 2022)	Announcement Transaction in Own Shares (30 May 2022)

Diageo PLC – Total Voting Rights
Dated 03 May 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 April 2022 consisted of 2,516,914,905 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 217,127,199 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,299,787,706 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

3 May 2022

Diageo PLC – Transaction in Own Shares
Dated 03 May 2022

Diageo plc
Transaction in Own Shares
3 May 2022

Diageo plc ('Diageo') announces that on 03 May 2022 it has purchased 440,471 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 May 2022	168,614	4,045.50	3,954.50	3,986.37	LSE
03 May 2022	49,206	4,044.50	3,954.50	3,982.20	CHIX
03 May 2022	222,651	4,045.50	3,954.50	3,980.22	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1788K_1-2022-5-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 May 2022

Diageo plc
Transaction in Own Shares
4 May 2022

Diageo plc ('Diageo') announces that on 04 May 2022 it has purchased 819,879 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 May 2022	519,640	3,998.00	3,898.50	3,939.59	LSE
04 May 2022	161,367	3,998.50	3,897.00	3,941.71	CHIX
04 May 2022	138,872	3,997.50	3,897.00	3,937.56	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3546K_1-2022-5-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 05 May 2022

Diageo plc
Transaction in Own Shares
5 May 2022

Diageo plc ('Diageo') announces that on 05 May 2022 it has purchased 365,558 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 May 2022	365,558	3,994.00	3,938.00	3,958.58	LSE
05 May 2022	0	0.00	0.00	0.00	CHIX
05 May 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5212K_1-2022-5-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 May 2022

Diageo plc
Transaction in Own Shares
6 May 2022

Diageo plc ('Diageo') announces that on 06 May 2022 it has purchased 1,293,850 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 May 2022	720,274	3,913.50	3,774.50	3,822.68	LSE
06 May 2022	259,148	3,913.00	3,761.50	3,816.72	CHIX
06 May 2022	314,428	3,914.00	3,762.50	3,824.45	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6830K_1-2022-5-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 May 2022

Diageo plc
Transaction in Own Shares
9 May 2022

Diageo plc ('Diageo') announces that on 09 May 2022 it has purchased 1,350,804 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 May 2022	746,484	3,801.00	3,709.00	3,746.49	LSE
09 May 2022	235,070	3,801.50	3,708.00	3,748.06	CHIX
09 May 2022	369,250	3,801.50	3,708.50	3,748.12	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8475K_1-2022-5-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 May 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 May 2022, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 May 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£37.41	221
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-05-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 May 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 May 2022, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

             1.    purchase of partnership shares using deductions from salary; and
             2.    award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 May 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-05-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-05-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-05-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price (s)	Volume
		1.	£37.40	2
		2.	Nil	1
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-05-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£37.40	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-05-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 10 May 2022

Diageo plc
Transaction in Own Shares
10 May 2022

Diageo plc ('Diageo') announces that on 10 May 2022 it has purchased 643,686 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 May 2022	357,807	3,757.00	3,713.50	3,735.22	LSE
10 May 2022	133,464	3,756.50	3,713.50	3,734.05	CHIX
10 May 2022	152,415	3,758.50	3,713.50	3,737.98	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0080L_1-2022-5-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 May 2022

Diageo plc
Transaction in Own Shares
11 May 2022

Diageo plc ('Diageo') announces that on 11 May 2022 it has purchased 592,036 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 May 2022	329,185	3,757.50	3,687.50	3,729.76	LSE
11 May 2022	105,006	3,757.50	3,687.50	3,729.89	CHIX
11 May 2022	157,845	3,758.00	3,688.00	3,730.04	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1719L_1-2022-5-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 12 May 2022

Diageo plc
Transaction in Own Shares
12 May 2022

Diageo plc ('Diageo') announces that on 12 May 2022 it has purchased 634,022 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 May 2022	347,978	3,734.00	3,653.50	3,689.06	LSE
12 May 2022	110,506	3,734.50	3,654.00	3,688.87	CHIX
12 May 2022	175,538	3,735.00	3,652.50	3,688.96	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3475L_1-2022-5-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 May 2022

Diageo plc
Transaction in Own Shares
13 May 2022

Diageo plc ('Diageo') announces that on 13 May 2022 it has purchased 6,312 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 May 2022	2,013	3,745.00	3,730.50	3,737.27	LSE
13 May 2022	1,647	3,746.00	3,730.50	3,741.23	CHIX
13 May 2022	2,652	3,746.50	3,731.50	3,741.85	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5124L_1-2022-5-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 May 2022

Diageo plc Transaction in Own Shares
17 May 2022

Diageo plc ('Diageo') announces that on 17 May 2022 it has purchased 60,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 May 2022	60,000	3,845.00	3,823.00	3,834.55	LSE
17 May 2022	0	0.00	0.00	0.00	CHIX
17 May 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8413L_1-2022-5-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 May 2022

Diageo plc
Transaction in Own Shares
18 May 2022

Diageo plc ('Diageo') announces that on 18 May 2022 it has purchased 699,621 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 May 2022	450,000	3,849.00	3,770.00	3,806.35	LSE
18 May 2022	100,000	3,810.50	3,769.50	3,789.49	CHIX
18 May 2022	149,621	3,811.00	3,769.50	3,789.51	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0081M_1-2022-5-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 May 2022

Diageo plc
Transaction in Own Shares
19 May 2022
Diageo plc ('Diageo') announces that on 19 May 2022 it has purchased 1,549,151 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 May 2022	819,612	3,717.50	3,541.50	3,598.38	LSE
19 May 2022	287,730	3,718.00	3,541.50	3,596.11	CHIX
19 May 2022	441,809	3,717.50	3,541.50	3,596.18	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1707M_1-2022-5-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 May 2022

Diageo plc
Transaction in Own Shares
20 May 2022
Diageo plc ('Diageo') announces that on 20 May 2022 it has purchased 1,329,011 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 May 2022	821,898	3,647.50	3,591.50	3,612.26	LSE
20 May 2022	210,669	3,648.00	3,583.00	3,608.30	CHIX
20 May 2022	296,444	3,646.50	3,585.00	3,607.87	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3339M_1-2022-5-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.
LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 May 2022

Diageo plc
Transaction in Own Shares
23 May 2022
Diageo plc ('Diageo') announces that on 23 May 2022 it has purchased 362,793 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 May 2022	267,761	3,639.00	3,610.00	3,624.15	LSE
23 May 2022	45,436	3,637.00	3,610.50	3,623.45	CHIX
23 May 2022	49,596	3,637.50	3,610.50	3,623.21	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4998M_1-2022-5-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 May 2022

Diageo plc
Transaction in Own Shares
24 May 2022
Diageo plc ('Diageo') announces that on 24 May 2022 it has purchased 535,053 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 May 2022	396,429	3,654.00	3,601.00	3,628.87	LSE
24 May 2022	56,248	3,646.50	3,609.00	3,629.91	CHIX
24 May 2022	82,376	3,646.50	3,609.50	3,630.11	BATE
Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6608M_1-2022-5-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.
LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 May 2022

Diageo plc
Transaction in Own Shares
25 May 2022
Diageo plc ('Diageo') announces that on 25 May 2022 it has purchased 355,848 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 May 2022	211,131	3,640.00	3,595.50	3,622.40	LSE
25 May 2022	47,552	3,638.50	3,596.50	3,619.67	CHIX
25 May 2022	97,165	3,639.00	3,596.50	3,619.59	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8257M_1-2022-5-25.pdf
This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.
LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 May 2022

Diageo plc
Transaction in Own Shares
26 May 2022

Diageo plc ('Diageo') announces that on 26 May 2022 it has purchased 528,577 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 May 2022	348,234	3,647.00	3,610.00	3,626.83	LSE
26 May 2022	96,909	3,643.00	3,610.50	3,624.99	CHIX
26 May 2022	83,434	3,643.50	3,610.50	3,624.19	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9919M_1-2022-5-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
 Dated 27 May 2022

Diageo plc
Transaction in Own Shares
27 May 2022

Diageo plc ('Diageo') announces that on 27 May 2022 it has purchased 236,438 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 May 2022	204,628	3,659.50	3,608.00	3,637.56	LSE
27 May 2022	14,318	3,652.50	3,612.50	3,627.56	CHIX
27 May 2022	17,492	3,650.50	3,612.00	3,629.26	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1482N_1-2022-5-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 May 2022

Diageo plc
Transaction in Own Shares
30 May 2022

Diageo plc ('Diageo') announces that on 30 May 2022 it has purchased 163,850 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 May 2022	159,000	3,711.50	3,650.50	3,678.02	LSE
30 May 2022	1,914	3,665.00	3,652.50	3,654.28	CHIX
30 May 2022	2,936	3,660.50	3,651.00	3,655.24	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3001N_1-2022-5-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 May 2022

Diageo plc
Transaction in Own Shares
31 May 2022
Diageo plc ('Diageo') announces that on 31 May 2022 it has purchased 660,744 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:
Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 May 2022	439,109	3,686.00	3,639.50	3,670.76	LSE
31 May 2022	69,444	3,685.00	3,642.50	3,668.35	CHIX
31 May 2022	152,191	3,685.00	3,641.50	3,668.70	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4616N_1-2022-5-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 June 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary